Exhibit 99.2

Gemphire Therapeutics Inc. / NeuroBo Pharmaceuticals, Inc.  – Joint Conference Call Script

OPERATOR:

Good morning ladies and gentlemen, and thank you for joining us for the Gemphire / NeuroBo Pharmaceuticals joint conference call to discuss the proposed merger of Gemphire with NeuroBo Pharmaceuticals, as was announced in a press release yesterday afternoon.  I would now like to turn the call over to Steve Gullans, Chief Executive Officer of Gemphire.  Please go ahead sir.

STEVE:

Thank you, operator, and thank you all for joining us today.  Joining me today is John L. Brooks III, Chief Executive Officer of NeuroBo.

Before we begin, we advise that certain remarks that are made during this call will include remarks about future expectations, plans and prospects for NeuroBo and Gemphire, which constitute forward-looking statements for the purpose of the Safe Harbor provisions under applicable federal securities laws.

These forward-looking statements include, without limitation, statements regarding the completion of the transaction, the combined company’s expected cash position, Gemphire’s and NeuroBo’s expectations with respect to future performance, the nature, strategy and focus of the combined company, the contingent value rights for Gemphire stockholders and the potential development timeline of the combined company’s product candidates.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expected, including the risk that the conditions to the closing of the transaction are not satisfied and uncertainties as to the timing of the consummation of the transaction, risks related to Gemphire’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the risk that the conditions to payment under the CVRs will not be met and that the CVRs may otherwise never deliver any value to Gemphire stockholders; the cash balances of the combined company following the closing of the merger; and risks related to the combined company’s development and commercialization of its product candidates.

Investors and security holders are urged to read the proxy statement, prospectus, information statement, and other relevant materials when they become available before making any voting or investment decision with respect to the merger. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the Securities Act of 1933 as amended.

STEVE:

I am very excited to announce that, following an extensive and thorough review of strategic alternatives, Gemphire and NeuroBo have agreed to merge, creating a leading neurodegenerative disease company.

As you may recall, at the end of last year, we announced the initiation of a process to evaluate a range of strategic alternatives for Gemphire. After a comprehensive review of these options, we are confident that this proposed merger provides the best path forward for both companies, and that it will deliver future value to Gemphire shareholders.

While John Brooks, NeuroBo’s CEO and President, will provide more information shortly, let me offer a quick introduction to NeuroBo. NeuroBo Pharmaceuticals, Inc. is a clinical-stage biotechnology company focused on developing novel pharmaceuticals to treat neurodegenerative disorders affecting millions of patients worldwide. The current drug pipeline is based on natural products with a strong potential to deliver efficacy with an excellent safety profile. NeuroBo is developing an oral therapeutic to treat diabetic neuropathic pain (DNP) with its lead product candidate, NB-01. NeuroBo believes NB-01 has the potential to become a first-line, disease modifying treatment for DNP. NeuroBo also believes that NB-01 could find application in treating a range of other neuropathic conditions, including chemotherapy-induced peripheral neuropathy and post-traumatic peripheral neuropathy.

NeuroBo’s second product candidate, NB-02, which is IND ready, has the potential to treat symptoms of cognitive impairment and to modify the disease progression associated with other neurodegenerative diseases related to dysfunction of the Amyloid beta and Tau proteins, which are linked to Alzheimer’s disease. NeuroBo believes that its pipeline has the potential to drive a paradigm shift in the treatment of DNP, peripheral neuropathy, and other neurodegenerative diseases.

In our view, the combined company will benefit not only from the value of NeuroBo’s compelling late-stage pipeline, but also from its dedicated leadership team, with highly relevant scientific, clinical, regulatory and commercial expertise. I want to recognize and thank the employees and shareholders of Gemphire whose support has enabled the transformative transaction we announced yesterday afternoon.

The combined company will take the name of NeuroBo Pharmaceuticals and will be led by John as Chief Executive Officer. John will now share more about the exciting therapies being developed at NeuroBo and the company’s path forward.

John:

Thanks, Steve, and thank you to everyone who has joined this morning. I am equally excited to discuss this announcement and to share details about the merged company. To accompany my remarks, I will be referencing a brief presentation, which you can access on either NeuroBo’s or Gemphire’s website; it has also been filed with an 8-K with the SEC. Please reference slide 4 for a NeuroBo summary.

NeuroBo was established in July 2017 to advance the two clinical stage assets that Steve described that were originally developed by the South Korean pharmaceutical company Dong-A ST Co., Ltd. (“Dong-A”). NB-01 has been in-licensed by NeuroBo from Dong-A with exclusive worldwide rights except for South Korea. NB-01 has successfully completed two Phase 2 proof-of-concept clinical trials, and we intend to initiate the Phase 3 clinical program in Q4 2019.

NB-02 was acquired outright as an asset from Dong-A by NeuroBo, and we have full worldwide commercial rights.

The foundation of NeuroBo’s current platform is to address multi-pathway diseases such as neuropathic pain, with multi-component natural drug mixtures that address these pathways. Diseases related to neuropathy and neurodegeneration are caused by multiple mechanisms, some of which are still being fully elucidated. By targeting the reduction of general inflammation and neuro-inflammation, reducing advanced glycation end-products which are implicated in neuropathy, and elevating levels of a key neurotrophin called nerve growth factor (NGF), we believe our multi-component drug approach can harness the synergy of targeting these different underlying mechanisms while deriving the benefit of minimal adverse events.

Before I describe these programs in a bit more detail, I want to thank our outstanding team, shown on slide 5, our Scientific Advisory Board, shown on slide 6, and our investors whose continued support has enabled us to reach this important milestone.

Let me start by telling you about our lead product candidate, NB-01 and the target market. The global neuropathic pain market is currently estimated to grow to more than $7.1 billion by 2026. This is reflected on slides 7 and 8. Diabetic Neuropathic Pain (DNP) occurs in up to 22% of all patients with diabetes. Additional indications such as chemotherapy-induced and post-traumatic neuropathic pain may constitute an additional 20% of the market. As is shown on slide 9, our pipeline reflects these future indications. In the U.S., there are currently only three FDA-approved treatments for DNP although other drugs such as opioids are also used for alleviation of pain symptoms. The market is characterized by significant unmet need, as more than 50% of patients do not adequately respond to current first-line therapies, as these patients experience significant side effects with these existing approved drugs. As you can see in slides 10 and 11, side effects are a major problem for the currently prescribed drugs on the market. NeuroBo expects that NB-01 could potentially offer efficacious pain alleviation with minimal side effects, and it could be the first disease-modifying therapy by impacting the underlying disease mechanisms.

NB-01, NeuroBo’s lead drug candidate is a novel, therapeutic that has generated compelling data on efficacy and safety in a 128-subject US based, placebo-controlled Phase 2 clinical trial. See slide 12. This trial showed a dose related, statistically significant advantage over placebo in improved pain scores for patients with diabetic neuropathic pain. As a result, FDA suggested the advancement of the 300mg and 600mg doses to Phase 3.  NeuroBo is working with Syneos Health, a global contract research organization, to conduct NB-01’s Phase 3 development program, as is shown on slide 13.

In extensive preclinical studies, performed in mice and rats, NB-01 has shown multiple mechanistic and therapeutic effects as can be seen on slide 14. NB-01 addresses a range of mechanisms that contribute to neuropathic pain and nerve degeneration in diabetic and other peripheral neuropathies. These include a decrease in key inflammatory markers, restoration of NGF to normal levels, and reduction of advanced glycation end products. Inflammation is a central factor in pain generation and other peripheral neuro-degenerative diseases. NB-01 reduced levels of TNF-α and IL-6, both of which are pro-inflammatory substances. NB-01 also reduced AGEs, which are present in high levels and implicated in diabetic complications. AGE inhibitors have been clinically tested as potential treatments for such complications. NB-01 also restored the neurotrophin NGF, which is involved in nerve growth, maintenance and repair. The efficacy of NB-01 has been shown conclusively in animal models and we will be looking to demonstrate this in humans, as we progress in the course of the Phase 3 trial. We believe NB-01 has the potential to be a new first-line disease-modifying approach for treating DNP.

I’d like to shift gears now and tell you about our other natural drug candidate. The second drug under development is NB-02, which has shown considerable promise in improving cognition and as a neuroprotective agent in pre-clinical studies, demonstrating a multi-modal mechanism of action including inhibition of tau phosphorylation, acetylcholinesterase (AChE) inhibition, inhibition of amyloid beta toxicity and plaque formation, and anti-inflammatory effects. NeuroBo intends to further leverage the benefits of tau modulation by the drug in conjunction with the other pathway effects to explore the treatment of certain tauopathy indications. The drug has demonstrated an excellent safety profile in IND-enabling studies, and is IND ready.

I am confident this proposed transaction as shown on slide 15 will provide immediate advantages for our clinical pipeline while also facilitating the growth and enhancement of our operations and capabilities. NeuroBo has a solid Intellectual Property position as is shown on slide 16. The long-term value creating potential of the merged company is demonstrated by the support of our strong investor syndicate, which has invested $41 million to date in NeuroBo. Our latest financing is expected to advance the further development, potential approval, and commercialization of NB-01 and NB-02. The total cash balance of the combined company following the closing of the merger and the financing is expected to be approximately $17 million (based on the amount closed in our Series B financing prior to signing the merger agreement and assuming the Merger closes by the end of the third quarter of 2019), which is expected to carry us through key milestones across our programs.

I’d now like to turn the call back over to Steve.

Steve:

Thank you, John

I'd like to share a few of the details of the proposed transaction. On slide 17, the high-level terms of the merger are delineated. The merger is structured as a stock-for-stock transaction and is expected to close in the second half of 2019, subject to the approval of Gemphire and NeuroBo shareholders, as well as other customary conditions.

Upon closing of the transaction, the merged company will operate under the name NeuroBo Pharmaceuticals and is expected to trade on the Nasdaq under the ticker symbol NRBO.

On a pro forma basis and based upon the number of shares of Gemphire common stock to be issued in the merger, current Gemphire shareholders will own approximately 4.06% of the combined company and current NeuroBo investors will own approximately 95.94% of the combined company on a fully-

diluted basis. The actual allocation will be subject to adjustment based on Gemphire's net cash balance at closing of the merger as well as any additional Series B capital above the minimum required amount and up to a total of $50 million, that NeuroBo may secure at or before the closing of the merger.

In addition, as part of the transaction the Gemphire shareholders will receive non-transferrable contingent value rights (CVRs), entitling them to receive 80% of the net proceeds over $500,000 from the grant, sale or transfer of rights to gemcabene during the term of the CVRs, subject to certain other permitted deductions.

Following the merger, John L. Brooks III will assume the leadership role as President and CEO of NeuroBo and I will become one of 6 members of the combined company's Board of Directors.

The proposed merger has been approved by the boards of directors of both companies.

At Gemphire, we are very excited about the proposed merger and look forward to working closely with John and his team to build a successful merged company.

I am sure many of you have additional questions regarding the merger. To address many of these questions we are providing a FAQ document about the merger which addresses many topics that may be on your mind, which has been filed with an 8-K with the SEC.

Thanks everyone for joining us on today's call. We are very excited about the proposed merger of Gemphire and NeuroBo, as I hope we conveyed to you today.

If you have any additional questions, please reach out to either company through our respective liaisons listed at the end of the press release.  We look forward to dialogue, and to keeping you informed of our progress.

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Additional Information and Where You Can Find It

In connection with the proposed merger transaction described in this communication, Gemphire and NeuroBo intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus/information statement. Investors and security holders of Gemphire and NeuroBo are urged to read these materials carefully and in their entirety when they become available because they will contain important information about Gemphire, NeuroBo and the proposed merger. The proxy statement, prospectus, information statement and other relevant materials (when they become available), and any other documents filed by Gemphire with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Gemphire by directing a written request to: Gemphire Therapeutics Inc., 17199 N. Laurel Park Drive, Suite 401, Livonia, Michigan 48152, Attention: Corporate Secretary.  Investors and security holders are urged to read the proxy statement, prospectus, information statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gemphire and its directors and executive officers and NeuroBo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Gemphire in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Gemphire is also included in Gemphire’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 18, 2019. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Corporate Secretary of Gemphire at the address above.